SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2010

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Notice to the Market

Suspension of trading in the Company’s shares

     COMPANHIA SIDERÚRGICA NACIONAL (“CSN” or the “Company”) hereby informs its shareholders and the public in general that:

     1. The suspension of trading in the Company’s shares, determined today by the BM&FBovespa, was in line with market regulations and practices. The decision was based on the publication of the totally unfounded bankruptcy petition filed against the Company by DAD Industrial Ltda. (“DAD”) at 4:42 p.m. on Friday, May 28, 2010, released today, in the Movimento Falimentar column of the newspaper Valor Econômico.

     2. Immediately upon becoming aware of the suspension of trading of its shares (through BM&FBovespa Official Letter GAE/CAEM 1245-10, received at 9:22 a.m. today), CSN presented the clarifications in its reply, sent at 10:32 a.m. via the CVM’s IPE system, upon which the BM&FBovespa decided to restore normal trading as of 11:05 a.m. today.

     3. As explained to the BM&FBovespa, DAD was hired by CSN to undertake maintenance services at the Presidente Vargas Steelworks, in Volta Redonda. Due to various instances of DAD contractual non-performance, which were formally notified on April 9, 2010, the Company withheld payment, as it was entitled to do under the terms of the agreement between the parties. This led to the filing of notices of protest by DAD in the approximate amount of R$1.3 million. This matter has already been submitted to the São Paulo State Courts.

     4. In addition, the notices of protest which led to DAD’s filing of the bankruptcy petition against CSN were canceled today by a judicial decision, and the amount in question has been fully guaranteed by a judicial deposit with the São Paulo Civil Court.

     5. Since May 28, 2010, CSN has been taking the appropriate legal measures to obtain redress for moral damages caused by DAD and is now determining the extent of the material damages suffered for purposes of seeking judicial redress.

     6. Finally, CSN reiterates that: (i) the amounts in question are not material, nor do they represent any risk to the Company’s solid financial and credit situation; and that (ii) its conduct is always in line with the law and its contractual obligations, given the value it places on its relations with clients and suppliers.

Rio de Janeiro, May 31, 2010

COMPANHIA SIDERÚRGICA NACIONAL
Paulo Penido Pinto Marques
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 01, 2010

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.